FTS Group, Inc.
7610 West Hillsborough Ave.
Tampa, Florida 33615
Telephone (813) 868-3605
Facsimile (215) 689-2748


Scott Gallagher
Chairman and CEO
FTS Group, Inc.
FTSGroup@aol.com

December 27, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

     Attn:  Mr. Brian V. McAllister

       Re:  FTS Group, Inc.
            Item 4.02 Form 8-K/A
            Filed December 15,2006
            File No.  0-24829

Dear Mr. McAllister:

I am the Chairman and Chief Executive Officer of FTS Group, Inc. (the "Company"). Enclosed please find the Company's response to the single comment in your letter dated December 18, 2006 relating to our amended form 8-K filing filed with the Securities and Exchange Commission on December 15, 2006.

Set forth below is the Company's response to the Staff's comment.
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Comment 1:

We note your response to comment #1 in our letter dated December 11,2006. We also note your conclusion in the letter dated December 12, 2006 that common shares potentially issuable pursuant to warrants and convertible notes are in fact classified as liabilities and within the scope of EITF 00-19. As a result, EITF 00-19 also requires these instruments to be measured at fair value to be reported in earnings. Please revise your financial statements accordingly and provide the disclosures required by paragraphs 36 and 37 of APB 20 and an explanatory note of the effects of the correction on the cover page of the filing, as applicable.

Response 1:

We note comment #1 in your response letter dated December 18, 2006. We appreciate that this comment has prompted us to research the reclassification and measurement issues surrounding our financing arrangement in greater detail. Management has come to the conclusion that the convertible debt and associated warrants fit the definition of conventional convertible debt not subject to the provisions of EITF 00-19. Therefore, our previous response that our liability reclassification was appropriate due to provisions in EITF 00-19 was incorrect.

We came to this conclusion based on a review of multiple published accounting guidance. APB Opinion No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants", explains in paragraph 17, that when stock purchase warrants are not detachable from the debt, the two securities are substantially equivalent to convertible debt and the accounting specified in paragraph 12 should apply. Paragraph 12 focuses on the inseparability of the conversion options as the basis for its application and concludes that no portion of the proceeds from the issuance should be accounted for as attributable to the conversion feature classified as equity. Therefore, debt classification is appropriate for the note and the warrants as conventional convertible debt. Paragraph 18 of APB 14 also states that securities not explicitly discussed in this Opinion should be dealt with in accordance with the substance of the transaction.

The substance of the Company's convertible vehicle fits the definition of conventional convertible debt. Our review of EITF 05-2, "The Meaning of Conventional Convertible Debt Instrument in Issue No. 00-19" explains in Paragraph 8 that the "Task Force reached a consensus that instruments that provide the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer) for which the ability to exercise the option is based on the passage of time or a contingent event should be considered conventional for purposes of applying Issue 00-19" We believe our warrants fit into this category since they are not issuable until the pending Registration Statement is deemed effective. In addition, the language in the Subscription Agreement refers to the Notes and Warrants in conjunction with each other. Finally, we respectfully request that the Staff refer to Paragraph 9 (r) of the Subscription Agreement which stipulates that the warrant shares are linked, on a pro rata basis to the note, and that none of the warrants will be exercisable if the registration statement does not become effective. The maximum amount the Note Holders are entitled to is their Note amount.

Provisions of our Subscription Agreement refer to the Notes and Warrants together throughout the document. Each warrant agreement references the Subscription Agreement Paragraph 9 (r) as well. In addition, the language in the Subscription and Warrant agreements stipulate all shares are restricted until such time as the Registration Statement becomes effective, which would be deemed the trigger date for fair value consideration. The Company firmly believes that until the Registration Statement becomes effective, these components of the financing arrangement are one in the same. Hence, we consider this vehicle to be conventional convertible debt with non-detachable warrants, which is how they are currently reflected in our amended Registration Statement and all related amended filings.

After conducting an exhaustive research process we appreciate that this complex issue can be interpreted in many different ways. We believe we have adequately considered the relevant accounting guidance to deliver an accurate, compliant and not misleading financial picture to our investors. Other accounting methods may be, in our opinion, very misleading to investors by causing fictitious paper gains in the future and causing investors to make investment decisions based on profits generated from very complex and difficult to understand accounting methods and not from the underlying business. We further believe that we have correctly considered the whole of the various accounting guidance to accurately disclose to our investors the liabilities and risks associated with our specific financing vehicles in compliance with our understanding of GAAP.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Regards,

/s/  Scott Gallagher
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Chairman and CEO, FTS Group, Inc.